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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           iLINC COMMUNICATIONS, INC.
              (Name of Subject Company and Filing Person (Issuer))

                   12% Convertible Subordinated Notes Due 2012
                         (Title of Class of Securities)

                                    451724108
                      (CUSIP Number of Class of Securities)

                              James M. Powers, Jr.
      Chairman of Board of Directors, President and Chief Executive Officer
                           iLinc Communications, Inc.
                         2999 N. 44th Street, Suite 650
                                Phoenix, AZ 85018
                                 (602) 952-1200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                    COPY TO:

                              Richard S. Roth, Esq.
                              Jackson Walker L.L.P.
                          1401 McKinney St, Suite 1900
                                Houston, TX 77010
                                 (713) 752-4209

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                                       AMOUNT OF FILING FEE

     $5,625,000                                                  $672.44**


** PREVIOUSLY PAID

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

------------------------------------------------------------ -------------------
Amount Previously Paid:                                      Filing Party:
------------------------------------------------------------ -------------------
Form or Registration No.:                                    Date Filed:
------------------------------------------------------------ -------------------

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[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

THIS AMENDMENT NO. 3 TO SCHEDULE TO AMENDS THE ITEMS SET FORTH BELOW.

ITEM 1.  SUMMARY TERM SHEET.

iLinc Communications, Inc. ("iLinc") announced on April 29, 2005 that it was terminating its Offer to Exchange dated March 1, 2005 (the "Offer to Exchange").

iLinc, pursuant to rights reserved in its Offer to Exchange and the Supplement No. 1 to its Offer to Exchange dated March 10, 2005, has determined that, due to developments in its business and financial affairs, the benefits of the Offer to Exchange have been materially impaired. As such, iLinc has determined, in its reasonable judgment, that it is in the best interests of iLinc, its shareholders and its note holders to terminate the Offer to Exchange effective upon making public notice thereof.

Pursuant to Rule 13e-4(f)(5), iLinc shall promptly return all tendered notes to the tendering note holders without cost to such tendering note holders.

ITEM 2.  SUBJECT COMPANY INFORMATION.

This item is amended by the information set forth under Item 1 above.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

This item is amended by the information set forth under Item 1 above.

ITEM 4.  TERMS OF THE TRANSACTION.

This item is amended by the information set forth under Item 1 above.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

This item is amended by the information set forth under Item 1 above.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

This item is amended by the information set forth under Item 1 above.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This item is amended by the information set forth under Item 1 above.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

This item is amended by the information set forth under Item 1 above.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

This item is amended by the information set forth under Item 1 above.

ITEM 10.  FINANCIAL STATEMENTS.

This item is amended by the information set forth under Item 1 above.


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ITEM 11.  ADDITIONAL INFORMATION.

This item is amended by the information set forth under Item 1 above.

ITEM 12.  EXHIBITS.

This item is amended by the information set forth under Item 1 above.

(a)(1)(viii) Press Release, dated April 29, 2005



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iLinc Communications, Inc.


By:  /s/ James M. Powers, Jr.
     --------------------------------
Name:    James M. Powers, Jr.
Title:   Chairman of the Board of Directors, President and Chief Executive
         Officer

April 29, 2005





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